Exhibit 2.2

DESCRIPTION OF SECURITIES

Overview

We were incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on January 4, 2018, under the name “MMTEC, INC.” We are authorized to issue a maximum of 5,000,000,000 common shares, US$0.01 par value.

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares.

As of April 26, 2024, there are 199,145,041 shares of common stock issued and 199,145,041 shares of common stock outstanding.

The holders of our common shares are entitled to such dividends as may be declared by our Board of Directors subject to the BVI Act.

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

There are no pre-emptive rights applicable to the issue by us of new common shares under either BVI law or our Amended and Restated Memorandum and Articles of Association.

Subject to the restrictions in our Amended and Restated Memorandum and Articles of Association, the lock-up agreements with our underwriters described in “Common Shares Eligible for Future Sale—Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board of Directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our Board of Directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the common shares has failed to pay any amount due in respect of any of those common shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

As permitted by BVI law and our Amended and Restated Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Our Board of Directors may, on the terms established at the time of the issuance of such common shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued common shares have been fully paid in accordance with the terms of its issuance and subscription, the Board of Directors shall not have the right to make calls on such fully paid common shares and such fully paid common shares shall not be subject to forfeiture.

Subject to the provisions of the BVI Act, we may issue common shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

We may from time to time by a resolution of shareholders or resolution of our Board of Directors:

●	amend our Amended and Restated Memorandum of Association to increase or decrease the maximum number of common shares we are authorized to issue,

●	subject to our Amended and Restated Memorandum of Association, subdivide our common shares into a larger number of common shares then our existing number of common shares, and

●	subject to our Amended and Restated Memorandum of Association, consolidate our shares into a smaller number of common shares.

Our Amended and Restated Memorandum and Articles of Association authorizes our Board of Directors to issue additional common shares to the extent it does not exceed the maximum number of shares the Company is authorized to issue, from time to time as our Board of Directors shall determine.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Amended and Restated Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Vstock Transfer is our company’s stock transfer agent. Vstock’s contact information is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, tel. (212) 828-8436.